Exhibit 99.1

Golden Star hosts site visit to Prestea and Wassa Mines

TORONTO, May 20, 2015 /CNW/ - Golden Star will be hosting a site visit for investors and analysts at its Wassa and Prestea Mine sites this week.

The presentations given by the management team will be available on the Company's website at www.gsr.com on the same days on which they are presented to attendees to the visit.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 – 275,000 ounces in 2015.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 20-MAY-15